Filed pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated December 9, 2020
Registration Statement No. 333-250707

PRESS RELEASE

NANOBIOTIX ANNOUNCES THE FILING OF AN AMENDED REGISTRATION STATEMENT, INCLUDING AN ESTIMATED INITIAL PUBLIC OFFERING RANGE

Paris, France; Cambridge, Massachusetts (USA); December 9, 2020 – NANOBIOTIX (Euronext: NANO – ISIN : FR0011341205 – the ‘‘Company’’), a clinical-stage nanomedicine company pioneering new approaches to the treatment of cancer, today announced the filing of an amended registration on form F-1 in connection with its intention to issue and sell, subject to market and other conditions, 6,500,000 ordinary shares of the Company in an initial public offering of American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, in the United States (the “U.S. Offering”) and a concurrent offering of ordinary shares in certain jurisdictions outside the United States to certain investors (the “European Offering” and together with the U.S. Offering, the “Global Offering”). The offering price per ADS is expected to be between $13.50 and $14.50, or between €11.15 and €11.97 per ordinary share (assuming an exchange rate of €1.00 = $1.2109, the exchange rate published by the European Central Bank on December 9, 2020).

Assuming an offering price of $14.00 per ADS in the U.S. Offering and €11.56 per ordinary share in the European Offering, which are the midpoints of the respective price ranges, the Company expects to receive net proceeds of approximately $79.6 million (€65.8 million) from the Global Offering. The Company intends to grant the underwriters a 30-day option to purchase, at the same price, additional ADSs and/or ordinary shares in an aggregate amount of up to 15% of the total number of ADSs and ordinary shares proposed to be sold in the Global Offering. If such option is exercised in full, the expected net proceeds to the Company will increase to approximately $92.3 million (€76.2 million).

All securities to be sold in the Global Offering will be offered by the Company. The ADSs have been approved for listing on the Nasdaq Global Select Market under the ticker symbol “NBTX.” The Company’s ordinary shares are listed on the regulated market of Euronext Paris under the ticker symbol “NANO.”

The Company plans to use the net proceeds of the Global Offering to advance the overall development of NBTXR3, prioritizing the treatment of locally advanced head and neck cancers, including approximately $58.1 million to advance its clinical trial of NBTXR3 in the United States and Europe for the treatment of locally advanced head and neck cancers through an interim analysis of efficacy data, and approximately $20.6 million to advance the development of its other clinical and pre-clinical programs. The Company expects to use the remainder of the net proceeds, if any, from the Global Offering for working capital funding and other general corporate purposes.

The Company expects that the net proceeds from the Global Offering, together with its cash and cash equivalents of €42.4 million as of September 30, 2020, will be sufficient to fund its operating expenses and capital expenditure requirements through the end of 2022.

Jefferies LLC is acting as global coordinator and joint book-running manager for the Global Offering, and Evercore Group, L.L.C. and UBS Securities LLC are acting as joint book-running managers for the U.S. Offering. Jefferies International Limited and Gilbert Dupont are acting as managers for the European Offering.

The final offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros, as well as the final number of ADSs and ordinary shares to be sold in the Global Offering, will be determined by the Company’s executive board following a bookbuilding process commencing immediately. The offering price per ADS and per ordinary share will be at least equal to the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last three trading days preceding the start of the offering (i.e., December 7, 8 and 9, 2020), subject to a maximum discount of 10%.

On an indicative basis, the completion of the Global Offering would result in a dilution of approximately 25% of the Company's outstanding share capital on a non-diluted basis (excluding the exercise by the underwriters of the option to purchase additional ordinary shares) and approximately 28% of the Company’s outstanding share capital on a non-diluted basis (in the event that the underwriters exercise in full their option to purchase additional ordinary shares (including in the form of ADSs)).

The ADSs and/or ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights by way of a public offering excluding offerings referred to in Article L. 411-2 1° of the French Monetary and Financial Code (Code monétaire et financier) and under the provisions of Article L.225-136 of the French Commercial Code (Code de commerce) and pursuant to the 2nd and 7th resolutions of the Company's extraordinary general shareholders' meeting held on November 30, 2020. The European Offering will be open only to qualified investors as such term is defined in article 2(e) of the regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017.

The Company plans to announce the result of the Global Offering as soon as practicable after pricing thereof in a subsequent press release.

The existing liquidity contract between the Company and Gilbert Dupont is suspended until the end of the stabilization period.

The securities referred to in this press release will be offered only by means of a prospectus. When available, copies of the preliminary prospectus relating to and describing the terms of the Global Offering may be obtained from Jefferies LLC, 520 Madison Avenue New York, NY 10022, or by telephone at 877-547-6340 or 877-821-7388, or by email at Prospectus_Department@Jefferies.com; or from Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, New York 10055, or by telephone at 888-474-0200, or by email at ecm.prospectus@evercore.com; or from UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, or by telephone at 888-827-7275, or by email at ol-prospectusrequest@ubs.com.

A registration statement on Form F-1 relating to the securities referred to herein has been filed with the U.S. Securities and Exchange Commission (“SEC”) but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. The registration statement can be accessed by the public on the website of the SEC.

About NANOBIOTIX

Incorporated in 2003, Nanobiotix is a leading, clinical-stage nanomedicine company pioneering new approaches to significantly change patient outcomes by bringing nanophysics to the heart of the cell.

The Nanobiotix philosophy is rooted in designing pioneering, physical-based approaches to bring highly effective and generalized solutions to address unmet medical needs and challenges.

Nanobiotix’s novel, proprietary lead technology, NBTXR3, aims to expand radiotherapy benefits for millions of cancer patients. Nanobiotix’s Immuno-Oncology program has the potential to bring a new dimension to cancer immunotherapies.

Nanobiotix is listed on the regulated market of Euronext in Paris (Euronext: NANO / ISIN: FR0011341205; Bloomberg: NANO: FP). Its headquarters are in Paris, France. Nanobiotix has a subsidiary, Curadigm, located in France and the United States, as well as a US affiliate in Cambridge, MA, and European affiliates in France, Spain and Germany.

Contacts
Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Ricky Bhajun Senior Manager, Investor Relations +33 (0)1 79 97 29 99 investors@nanobiotix.com
Media Relations
France – Ulysse Communication Pierre-Louis Germain + 33 (0)6 64 79 97 51 plgermain@ulysse-communication.com	US – Porter Novelli Scott Stachowiak +1 (212) 601 8000

Disclaimer

This press release contains certain forward-looking statements concerning the Global Offering as well as Nanobiotix and its business, including its prospects and product candidate development. Such forward-looking statements are based on assumptions that Nanobiotix considers to be reasonable. However, there can be no assurance that the estimates contained in such forward-looking statements will be verified, which estimates are subject to numerous risks including the risks set forth in the universal registration document of Nanobiotix registered with the AMF under number R.20-010 on May 12, 2020 and in its amendment filed with the AMF under number D.0339-A01 on November 20, 2020 (copies of which are available on www.nanobiotix.com) and to the development of economic conditions, financial markets and the markets in which Nanobiotix operates. The forward-looking statements contained in this press release are also subject to risks not yet known to Nanobiotix or not currently considered material by Nanobiotix. The occurrence of all or part of such risks could cause actual results, financial conditions, performance or achievements of Nanobiotix to be materially different from such forward-looking statements.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs of Nanobiotix in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

A French listing prospectus comprising (i) the 2019 universal registration document filed with the AMF under number R.20-010 on May 12, 2020, as completed by          a first amendment to such universal registration document filed with the AMF under number D.0339-A01 on November 20, 2020  and a second amendment to such universal registration document, which will be filed with the AMF on December [11], 2020, and (ii) a Securities Note (Note d’opération), including a summary of the prospectus, will be submitted to the approval by the AMF and will be published on the AMF’s website at www.amf-france.org. Following the filing of the second amendment to the universal registration document with the AMF, copies of Company’s 2019 universal registration document, as amended, will be available free of charge at the Company’s head office located at 60 rue de Wattignies, 75012 Paris.

European Economic Area

In relation to each Member State of the European Economic Area (each, a ‘‘Member State’’) no offer to the public of ordinary shares and ADSs may be made in that Member State other than:

-	to any legal entity which is a ‘‘qualified investor’’ as defined in the Prospectus Regulation;

-	to fewer than 150 natural or legal persons (other than a qualified investor as defined in the Prospectus Regulation); or

-	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares and ADSs shall require us or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Underwriters and the Company that it is a ‘‘qualified investor’’ as defined in the Prospectus Regulation.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any ordinary shares and ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares and ADSs to be offered so as to enable an investor to decide to purchase any ordinary shares and ADSs, and the expression ‘‘Prospectus Regulation’’ means Regulation (EU) 2017/1129 (as amended).

France

The ADSs and the ordinary shares have not been and will not be offered or sold to the public in the Republic of France, and no offering of this prospectus or any marketing materials relating to the ADSs and the ordinary shares may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France (except for public offerings defined in Article L.411-2 1° of the French Code monétaire et financier).

The ordinary shares in the form of ADSs may only be offered or sold in France pursuant to article L. 411-2 1° of the French Code monétaire et financier to qualified investors (as such term is defined in Article 2(e) of Regulation (EU) n° 2017/1129 dated 14 June 2017, as amended) acting for their own account, and in accordance with articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4, D.744-1 and D. 754-1 and D. 764-1 of the French Code monétaire et financier.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

MIFID II product governance / Retail investors, professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the new shares has led to the conclusion that: (i) the target market for the new shares is retail investors, eligible counterparties and professional clients, each as defined in MiFID II; and (ii) all channels for distribution of the new shares to retail investors, eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the new shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the new shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail investors, the manufacturers have decided that the new shares will be offered, as part of the initial offering, only to eligible counterparties and professional clients.

This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.